UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
595074105
(CUSIP Number of Class of Securities)
Michael C. Ferrara
President and Chief Executive Officer
30 Ossipee Road
Newton, Massachusetts 02464
(617) 969-5452
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With a copy to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Daniel H. Follansbee, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Microfluidics International Corporation, a Delaware corporation (“Microfluidics” or the “Company”), relating to the offer (the “Offer”) by Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), as set forth in a Tender Offer Statement filed by IDEX and Purchaser on Schedule TO, dated January 25, 2011, as amended by Amendment No. 1 filed on January 28, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Microfluidics, at a purchase price of $1.35 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011 and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
Item 5 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following two paragraphs:
     On January 31, 2011, the Company engaged Okapi Partners LLC (“Okapi Partners”) as its information agent to assist it in connection with the communications with its shareholders in connection with the Offer. The Company has agreed to pay Okapi Partners reasonable and customary compensation for these services. In addition, the Company has agreed to pay or reimburse Okapi Partners for its expenses incurred in connection with the performance of its services and to indemnify Okapi Partners and certain of its related persons against certain liabilities relating to or arising out of the engagement.
     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2011	MICROFLUIDICS INTERNATIONAL CORPORATION
	By:	/s/ Michael C. Ferrara
Michael C. Ferrara
President and Chief Executive Officer